21002674

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing

MAR 03 2021

Washington, DC

SEC FILE NUMBER
8-42007

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Triad Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5155 Peachtree Parkway, Suite 3220
(No. and Street)

Norcross	GA	30092
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Schmidt — 602.262.3301
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

2901 N. Central Ave, Suite 1200	Phoenix	AZ	85012
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (11-05)

Public

OATH OR AFFIRMATION

I, Stephen Dudas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Triad Advisors, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO, FINOP

Title

Notary Public

MADELEN BETBADAL
Official Seal
Notary Public – State of Illinois
My Commission Expires Oct 30, 2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Triad Advisors, LLC and Subsidiary

(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)

Statement of Financial Condition

December 31, 2020

Triad Advisors, LLC and Subsidiary

(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)

Index

December 31, 2020

Deloitte.

Deloitte & Touche LLP
2901 North Central Avenue
Suite 1200
Phoenix, AZ 85012-2799
USA

Tel: +1 602 234 5100
Fax: +1 602 234 5186
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Board of Managers of Triad Advisors, LLC:

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Triad Advisors, LLC and subsidiary (the "Company") as of December 31, 2020 (Successor), and the related notes (collectively referred to as the "financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2020 (Successor), in conformity with accounting principles generally accepted in the United States of America.

Merger

As discussed in Note 1 to the financial statement, on February 14, 2020, the Company and its parent, Ladenburg Thalmann Financial Services, Inc. ("Ladenburg"), merged with and became a wholly owned subsidiary of Advisor Group Holdings, Inc. ("AGHI"). As discussed in Note 1 to the financial statement, on May 26, 2020, an internal reorganization occurred resulting in Ladenburg becoming the direct parent of AG Artemis Holdings, L.P. and AGHI. As discussed in Note 2 to the financial statement, as a result of the merger and AGHI's election to apply push-down accounting, different bases of accounting have been used to prepare the Predecessor and Successor financial information.

Basis for Opinion

The consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall

presentation of the financial statement. We believe that our audit of the consolidated financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 27, 2021

We have served as the Company's auditor since 2020.

Triad Advisors, LLC and Subsidiary
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Statement of Financial Condition
December 31, 2020

(In thousands of dollars)

	December 31, 2020
Assets	
Cash and cash equivalents	$ 20,199
Restricted cash	50
Securities owned, at fair value	236
Receivables from broker-dealers and clearing organizations	1,126
Commission receivable	6,679
Receivables from registered representatives	905
Advisor loans from registered representatives, net of accumulated amortization and allowance for doubtful accounts of $102	2,160
Fixed assets, net of accumulated depreciation of $196	546
Goodwill	75,518
Intangible assets, net of accumulated amortization of $6,793	39,401
Operating lease right-of-use assets	2,097
Other assets	1,912
Total assets	150,829
Liabilities and Member's Equity	
Commissions payable	7,672
Compensation payable	282
Accounts payable and accrued expenses	840
Payables to affiliates	1,335
Operating lease liabilities	2,346
Finance lease liabilities	19
Deferred tax liabilities, net	9,904
Income tax payable	1,021
Total liabilities	23,419
Commitments and contingencies (Note 12)	
Member's Equity	127,410
Total liabilities and member's equity	$ 150,829

The accompanying notes are an integral part of this financial statement.

1. Organization and Description of the Company

Triad Advisors, LLC (collectively with its subsidiary, the "Company") is a wholly owned subsidiary of Advisor Group Holdings, Inc. ("AGHI"). AGHI is a wholly-owned subsidiary of AG Parent Corp., which is a wholly-owned subsidiary of Ladenburg Thalmann Financial Services, Inc., ("Ladenburg").

The Company is a broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, and an investment advisor registered under the Investment Advisers Act of 1940. The Company's primary business is the sale of financial products through its independent registered representatives and, through its subsidiary, Triad Insurance, Inc., the distribution of variable and fixed insurance products. The Company executes its customers' transactions on a fully disclosed basis, through unaffiliated clearing broker-dealers, which carry the accounts and securities of the Company's customers.

Prior to February 14, 2020, the Company was a wholly owned subsidiary of Ladenburg. On November 11, 2019, Ladenburg entered into an Agreement and Plan of Merger (the "Merger") by and among Ladenburg, AGHI, and Harvest Merger Sub, Inc., a Florida corporation and a wholly owned subsidiary of AGHI ("Harvest Merger Sub"). Pursuant to the Merger, on February 14, 2020 (the "Closing Date"), Harvest Merger Sub merged with and into Ladenburg (the "Ladenburg Merger"), with Ladenburg continuing as the surviving corporation in the Ladenburg Merger and becoming a wholly owned subsidiary of AGHI. The Merger resulted in a new ownership structure and a new basis of accounting for AGHI, and in accordance with AGHI's election to apply pushdown accounting, the impact of the Merger has been recognized in the Company's financial statement – see Note 3, *Acquisitions and Mergers*.

On May 26, 2020, AGHI effected an internal reorganization of Ladenburg and its subsidiaries and AGHI and its subsidiaries (the "Internal Reorganization"). Pursuant to the Internal Reorganization, Ladenburg contributed the stock of its subsidiaries, in a series of steps, to AGHI. Upon completion of the Internal Reorganization, Ladenburg became an indirect wholly owned subsidiary of AG Artemis Holdings, L.P., ("Artemis"), a Delaware limited partnership and majority owned subsidiary of a fund managed by Reverence Capital Partners LLC., ("Reverence"), as well as the direct parent of AG Parent Corp. As a result, Ladenburg's subsidiaries became direct wholly-owned subsidiaries of AGHI.

2. Significant Accounting Policies

Basis of Presentation

The financial statement was prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statement. Actual results could differ from those estimates and assumptions.

Recently Issued Accounting Pronouncements

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This ASU will simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify US GAAP for other areas of Topic 740 by clarifying and amending existing guidance. This ASU if elected is effective for fiscal years beginning after December 15, 2021. The Company is currently evaluating the impact of adoption of this guidance if elected.

Recently Adopted Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board ("FASB") issued new guidance on the measurement of credit losses on financial instruments. The new guidance requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Additional disclosures will also be required regarding significant estimates and judgements used in estimating credit losses, as well as the credit quality and underwriting standards of an entity's portfolio. The new guidance is effective in fiscal years beginning after December 15, 2019. The Company adopted the provisions of this guidance on January 1, 2020 and it did not have a material impact on the Company's financial statement.

In August 2018, the FASB issued amended guidance on disclosure requirements for fair value measurement. The amendment removes or modifies certain required disclosures, and adds additional disclosures intended to provide more relevant information regarding valuation techniques and inputs used to arrive at measures of fair value, uncertainty in the fair value measurements, and how changes in fair value measurements impact a company's performance and cash flows. The new guidance is effective in fiscal years beginning after December 15, 2019. The Company adopted the provisions of this guidance on January 1, 2020 and it did not have a material impact on the Company's financial statement.

In January 2017, FASB issued new guidance to simplify the subsequent quantitative measurement of goodwill by eliminating step two from the goodwill impairment test. As amended, an entity will recognize an impairment charge for the amount by which the carrying amount of a reporting unit exceeds its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. An entity still has the option to perform the qualitative test for a reporting unit to determine if the quantitative impairment test is necessary. This amendment is effective for annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019 and applies prospectively. Early adoption is permitted, including in an interim period, for impairment tests performed after January 1, 2017. The Company adopted the provisions of this guidance on January 1, 2020. The elimination of step two will reduce the complexity and cost of the subsequent measurement of goodwill.

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Restricted Cash

Restricted cash consists of cash held by unaffiliated clearing broker-dealer firms as a deposit for maintaining minimum required cash balances that the Company has no intention of accessing as of the date of this report.

Financial Instruments

The Company's financial instruments as of December 31, 2020 consist of cash and cash equivalents; securities owned; and receivables from and payables to third parties and affiliates. The carrying amounts of cash and receivables from and payables to third parties and affiliates approximate fair value due to their short-term nature. Securities owned are recognized at fair value.

In accordance with FASB Accounting Standards Codification ("ASC") 820, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (level 3 measurements). The guidance establishes three levels of the fair value hierarchy as follows:

Level 1: Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the

Company has the ability to access at the measurement date;

Level 2: Inputs, other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

Level 3: Inputs that are unobservable.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires judgment. Management considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market.

The Company's fair value measurements are evaluated within the fair value hierarchy, based on the nature of inputs used to determine the fair value at the measurement date.

Concentration of Risk

At times, cash and cash equivalents may exceed the insurance limits of the Federal Deposit Insurance Corporation. Management believes its risk of loss is mitigated by investing in or through reputable major financial institutions.

Fixed Assets

Fixed assets are recorded at cost less accumulated depreciation and amortization. Depreciation is recognized on a straight-line basis over the useful lives of the assets, currently estimated to be 3 to 7 years.

It is our policy to capitalize certain costs incurred in connection with developing or obtaining internal use software. Capitalized software costs are included in Fixed assets on our Consolidated Statements of Financial Condition and are primarily amortized over 3 years. Software costs that do not meet capitalization criteria are expensed immediately.

Advisor Loans

Advisor loans represents amounts provided to registered representatives primarily as recruiting and retention incentives. Certain amounts provided as loans are forgiven (generally over a period of three to seven years) or repaid either as a percentage of the registered representative's gross production or on a fixed repayment schedule. Amortization expense is recorded on a straight-line basis over the stated life of the loan. The Company has established an allowance for doubtful accounts to offset amounts deemed uncollectible. Recoveries, if any, are recognized when received.

Effective February 14, 2020, following the Merger, all new loans to registered representatives are recorded at Advisor Group. As the loans are amortized, amortization expense is charged to the Company by Advisor Group. The loans are funded by Advisor Group, which is also the counterparty on the executed loan agreement. If a registered representative separates from the Company, a repayable loan would be set up at Advisor Group. Bad debt from uncollectible balances or subsequent recoveries will be charged to the Company by Advisor Group.

Goodwill and Intangible Assets

The Statement of Financial Condition includes the purchase price allocated to goodwill and intangible assets from the Merger, comprising of advisor relationships, non-solicitation agreements, and trade name. Goodwill is not amortized; however, the intangible assets that are deemed to have definite lives are amortized straight-line over their useful lives of 7, 1, 10 years, respectively.

Goodwill and intangible assets are tested annually for impairment on October 31 and between annual tests if

certain events occur indicating that the carrying amounts may be impaired or that triggering events have been identified.

When testing goodwill for impairment, if a qualitative assessment is used and the Company determines that the fair value of a reporting unit is more likely than not (i.e., a likelihood of more than 50%) less than its carrying amount, a quantitative impairment test will be performed. If goodwill assets are quantitatively assessed for impairment, a two-step approach is applied. First, the Company compares the estimated fair value of the reporting unit in which the asset resides to its carrying value. The second step, if necessary, measures the amount of such impairment by comparing the implied fair value of the asset to its carrying value.

When evaluating the useful lives of the Company's intangible assets, recoverability of assets to be held and used is measured by comparing the carrying amount of an asset or asset group to estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset or asset group exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset or asset group exceeds the estimated fair value of the asset or asset group.

The Company's most recent impairment evaluations indicated neither the Company's goodwill or intangible assets were impaired as of December 31, 2020.

Income Taxes

In preparing the financial statement, the Company estimates income tax expense based on various jurisdictions where it conducts business. The Company then must assess the likelihood that the deferred tax assets will be realized. A valuation allowance is established to the extent that it is more-likely-than-not that such deferred tax assets will not be realized. When the Company establishes a valuation allowance or modifies the existing allowance in a certain reporting period, it generally records a corresponding increase or decrease to tax expense in the Statement of Income. Management makes significant judgments in determining the provision for income taxes, the deferred tax assets and liabilities, and any valuation allowances recorded against the deferred tax asset. Changes in the estimate of these taxes occur periodically due to changes in the tax rates, changes in the business operations, implementation of tax planning strategies, resolution with taxing authorities of issues where the Company had previously taken certain tax positions, and newly enacted statutory, judicial, and regulatory guidance. These changes could have a material effect on the Company's Statements of Income, Financial Condition, or Cash Flows in the period or periods in which they occur.

The Company recognizes the tax effects of a position in the financial statement only if it is more-likely-than-not to be sustained based solely on its technical merits; otherwise no benefits of the position are to be recognized. The more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. Moreover, each tax position meeting the recognition threshold is required to be measured as the largest amount that is greater than 50 percent likely to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.

The Company is included in the consolidated federal income tax return of Ladenburg. In addition, in those states that have a unitary structure, Ladenburg also plans to file consolidated returns which include the Company. Federal income taxes and state income taxes under unitary structures are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from Ladenburg. The amount of current taxes payable or refundable is recognized as of the date of the financial statement, utilizing currently enacted tax laws and rates. The Company uses the asset and liability method to account for federal and state taxes in accordance with authoritative guidance under US GAAP on income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax benefits and consequences of differences between the carrying amounts of assets and liabilities and their respective tax basis using currently enacted tax rates for the years in which the temporary difference is expected to reverse. The Company calculates its current and deferred state income taxes using the actual apportionment and statutory rates for states in which the Company is required to file on a separate basis.

Leases

The Company determines if an arrangement is a lease or contains a lease at inception. The Company have operating leases for corporate offices and finance leases for equipment with remaining lease terms of 2 years to 4 years, some of which include options to extend the lease. For leases with renewal options, the lease term is extended to reflect renewal options the Company are reasonably certain to exercise.

Operating lease assets and operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date. As the Company's leases do not provide an implicit rate, the Company estimates its incremental borrowing rate based on information available at the commencement date in determining the present value of future payments. Lease expense for the net present value of payments is recognized on a straight-line basis over the lease term.

The Company's leases were remeasured as of February 14, 2020 in conjunction with the Merger to apply an updated incremental borrowing rate as of the Closing Date of the Merger resulting in a change to the present value of future payments.

Contingent Liabilities

The Company recognizes liabilities for contingencies where there is an exposure that, when fully analyzed, indicates that it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Whether a loss is probable, and if so, the estimated range of probable loss is based upon currently available information and is subject to significant judgment, a variety of assumptions, and uncertainties. When a range of possible loss can be estimated, we accrue the most likely amount within that range; if the most likely amount of possible loss within that range is not determinable, the Company accrues at the bottom of the range. No liability is recognized for those matters which, in management's judgment, the determination of a reasonable estimate of loss is not possible.

The Company records liabilities related to legal and regulatory proceedings in Accounts payable and accrued expenses on the Statement of Financial Condition. The determination of these liability amounts requires significant judgment on the part of management. Management considers many factors including, but not limited to: the amount of the claim; the amount of the loss in the customer's account; the basis and viability of the claim; the possibility of wrongdoing on the part of one of our independent representatives; previous results in similar cases; applicable indemnifications; and legal precedents and case law. The actual costs of resolving legal matters or regulatory proceedings may be substantially higher or lower than the amounts of the liability recorded for such matters. The cost of defense related to legal and regulatory matters are expensed in the period they are incurred.

3. Acquisitions and Mergers

Ladenburg Merger

As discussed in Note 1, on November 11, 2019, Ladenburg entered into the Merger by and among Ladenburg, AGHI, and Harvest Merger Sub. Pursuant to the Ladenburg Merger Agreement, on February 14, 2020, Harvest Merger Sub merged with and into Ladenburg, with Ladenburg continuing as the surviving corporation in the Ladenburg Merger and becoming a wholly owned subsidiary of AGHI. On the Closing Date, Ladenburg allocated the consideration given to the individual assets acquired and the liabilities assumed based on a preliminary estimate of their fair values. The Merger resulted in a new ownership structure and a new basis of accounting for AGHI, and in accordance with AGHI's election to apply pushdown accounting, the impact of the Merger has been recognized in the Company's financial statement.

Assets Acquired and Liabilities Assumed

The Company performed a valuation of acquired assets and liabilities associated with the Merger in accordance with Accounting Standards Codification (ASC) 805, Business Combinations, and ASC 820, Fair

Value Measurements and Disclosures. Advisor loans from registered representatives, net of accumulated amortization, were valued based on the income approach, with forgivable loan payment amounts projected based on the expected conversion to repayable loans. Internally developed technology was estimated using the cost approach and the fair value of deferred revenue liabilities related to the receipt of advisory fee payments was based on the sum of costs incurred to service the revenue and an applicable profit margin. For the remaining assets acquired and liabilities assumed, excluding goodwill and intangible assets, fair value amounts approximate book value.

In accordance with AGHI's election to apply pushdown accounting, the impact of the Merger has been recognized in the Company's financial statement using the acquisition method of accounting under GAAP and accordingly, the purchase price of the Merger was allocated to the assets acquired and liabilities assumed based on their estimated fair values as of the date of acquisition. The estimated fair values of the assets acquired and liabilities assumed are considered provisional and are based on currently available information. The determination of estimated fair values requires management to make significant estimates and assumptions. The Company believes that the information available provides a reasonable basis for estimating the fair values of assets acquired and liabilities assumed; however, these provisional estimates may be adjusted upon the availability of new information regarding facts and circumstances which existed at the date of Merger, and such adjustments are not expected to be material to the Company's financial statement. The Company expects to finalize the valuation of these assets and liabilities as soon as practicable, but not later than one year from the Merger date. Adjustments to the initial estimates of the fair value of the assets acquired and liabilities assumed are recorded as adjustments to the respective assets and liabilities, with the residual amounts allocated to goodwill.

A summary of the assets acquired and liabilities assumed as a direct result of AGHI's pushdown accounting election is as follows (in thousands):

		Fair Value
Assets acquired:		
Cash and cash equivalents	$	27,043
Restricted cash		50
Receivables from broker-dealers		1,499
Commission receivable		3,895
Receivables from registered representatives		573
Income taxes receivable		5
Advisor loans		1,856
Intangible assets		46,194
Fixed assets		739
Other assets		2,468
Operating lease right-of use assets		2,474
Total assets acquired		86,796
Liabilities assumed:		
Commissions payable		10,211
Compensation payable		716
Accounts payable and accrued expenses		795
Due to affiliate		3,142
Deferred income		1,402
Deferred tax liabilities		10,680
Operating lease liabilities		2,670
Finance lease liabilities		24
Total liabilities assumed		29,640

Net assets acquired	$	57,156

Goodwill and Intangible Assets

Based on the above valuation, goodwill of approximately $75,518,000 related to the Merger was recognized at the Closing Date in the Statement of Financial Condition related to the acquisition of an assembled workforce and other intangible assets that do not qualify for separate recognition. Goodwill recognized from the Merger will not be deductible for income tax purposes.

The fair value of the acquired intangible assets was estimated using an income approach for the advisor relationships, trade name, and non-competition agreements resulting from the Merger, first determining the portion of cash flow that is attributable to these intangibles. The intangible asset cash flows are forecast over the economic life of each asset, and value is determined by measuring the present value of the allocated after-tax cash flows and adding the tax amortization benefit.

Goodwill and Intangible assets resulting from the Merger consist of the following:

(in thousands of dollars)		Gross Carrying Amount
Goodwill	$	75,518
Advisor relationships		42,441
Trade name		2,323
Non-compete		1,430
Total goodwill and intangible assets	$	121,712

4. Leases

Weighted average information related to leases as of December 31, 2020 was as follows:

Weighted-average remaining lease term (years)	
Finance leases	2.8
Operating leases	4.2
Weighted-average discount rate	
Finance leases	5%
Operating leases	5%

Maturities of lease liabilities as of December 31, 2020 were as follows:

		Finance Leases		Operating Leases
2021	$	7	$	605
2022		7		621
2023		6		636
2024		-		652
2025		-		109
Total lease payments		20		2,623
Less imputed interest		(1)		(277)

Total	$ 19	$ 2,346

5. Fair Value Measurements

As of December 31, 2020, the Company had the following financial assets and liabilities that are measured at fair value on a recurring basis:

Securities Owned

The Company's trading securities include money market funds, certificates of deposit, mutual funds, municipal and other governmental bonds, and traded equity and debt securities.

The Company uses prices obtained from independent third-party pricing services to measure the fair value of its trading securities. Prices received from the pricing services are validated using various methods including comparison to prices received from additional pricing services, comparison to available quoted market prices, and review of other relevant market data including implied yields of major categories of securities. In general, these quoted prices are derived from active markets for identical assets or liabilities. When quoted prices in active markets for identical assets and liabilities are not available, the quoted prices are based on similar assets and liabilities or inputs other than the quoted prices that are observable, either directly or indirectly. For certificates of deposit and treasury securities, the Company utilizes market-based inputs, including observable market interest rates that correspond to the remaining maturities or the next interest reset dates. As of December 31, 2020, the Company did not adjust prices received from the independent third-party pricing services.

The assets and liabilities carried at fair value on a recurring basis as of December 31, 2020 are summarized as follows:

(in thousands of dollars)	Level 1	Level 2	Level 3	Total
Assets				
Securities owned				
Common stock	$ -	$ 236	$ -	$ 236
Total assets at fair value	$ -	$ 236	$ -	$ 236

6. Advisor Loans

The following table presents our advisor loans as of December 31, 2020:

(in thousands of dollars)	
Forgivable loans	$ 2,142
Accumulated amortization	(102)
Forgivable loans, net	2,040
Repayable loans	120
Allowance for doubtful accounts	-
Repayable loans, net	120